Exhibit 1.01

Conflict Minerals Report

Jabil Circuit, Inc. has included this Conflict Minerals Report as an exhibit to its Form SD as required by Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD (collectively, the “Conflict Minerals Rule”). The date of filing of this Conflict Minerals Report is May 29, 2015.

References in this report to “the Company,” “Jabil,” “we,” “our,” or “us” mean Jabil Circuit, Inc. together with its subsidiaries, except where the context otherwise requires. As used herein, “Conflict Minerals” are columbite-tantalite (coltan), cassiterite, gold, wolframite and the derivatives tantalum, tin and tungsten, without regard to the location of origin.

Forward-Looking Statements

This document contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any statements that do not relate to historical or current facts or matters are forward-looking statements. You can identify some of the forward-looking statements by the use of forward-looking words, such as “intend,” “expect,” “believe” and the like, or the use of future tense. Statements concerning current conditions may also be forward-looking if they imply a continuation of current conditions. Examples of forward-looking statements include, but are not limited to, statements concerning the additional steps that we intend to take to mitigate the risk that our necessary Conflict Minerals benefit armed groups.

Forward-looking statements are subject to risks and uncertainties that could cause actual actions or performance to differ materially from those expressed in the forward-looking statements. These risks and uncertainties include, but are not limited to, (1) the continued implementation of satisfactory traceability and other compliance measures by our direct and indirect suppliers on a timely basis or at all, (2) whether smelters and refiners and other market participants responsibly source Conflict Minerals and (3) political and regulatory developments, whether in the Democratic Republic of the Congo (“DRC”), its adjoining countries, the United States or elsewhere. You are cautioned not to place undue reliance on these forward-looking statements. All forward-looking statements in this Conflict Minerals Report are made only as of the date of this Conflict Minerals Report, and we do not undertake any obligation to publicly update or correct any forward-looking statements to reflect events or circumstances that subsequently occur, or of which we hereafter become aware. You should read this document completely and with the understanding that actual events may be materially different from what we expect. We may not update these forward-looking statements, even if our situation changes in the future. All forward-looking statements attributable to us are expressly qualified by these cautionary statements.

Applicability of the Conflict Minerals Rule to Our Company

We are one of the leading providers of worldwide electronic manufacturing services and solutions. We provide comprehensive electronics design, production and product management services to companies in the aerospace, automotive, computing, defense, digital home, energy, healthcare, industrial, instrumentation, lifestyles, mobility, mold, networking, packaging, peripherals, storage, telecommunications and wearable technologies industries. Based on net revenue, during the sixth months ended February 28, 2015, our largest customers currently include Apple, Inc., Cisco Systems, Inc., Ericsson, General Electric Company, Hewlett-Packard Company, Ingenico S.A., NetApp, Inc., Sony Mobile Communications, Inc., Valeo S.A. and Zebra Technologies Corporation.

The products that we manufactured that were in-scope for purposes of the Conflict Minerals Rule in 2014 consisted of (1) assemblies that we manufactured, (2) stamped metal parts, (3) mechanical enclosures, (4) injection molding parts and (5) industrial tooling and equipment.

We do not source the necessary Conflict Minerals in the in-scope products that we manufacture directly from mines, smelters or refiners and believe that we are in most cases many levels removed from these market participants. In addition, many of the components and parts contained in the in-scope products that we manufacture are sourced directly by our customers. As a result, we have limited influence over the mines, smelters, refiners and many of the other suppliers in our supply chain. Furthermore, for these reasons, and because our supply chain is large and constantly evolving, we have difficulty in obtaining information on the source of each of the Conflict Minerals in the in-scope products that we manufacture. However, through the efforts described in this Conflict Minerals Report, we seek to ensure that our sourcing practices are consistent with our Conflict Minerals Policy, which is discussed in the section below, and to encourage conflict free sourcing in our supply chain.

For 2014, none of the necessary Conflict Minerals contained in the in-scope products that we manufactured were determined by us to directly or indirectly finance or benefit armed groups in the DRC or an adjoining country. However, we did not conclude that any of these products were “DRC conflict free.” The terms “adjoining country,” “armed group” and “DRC conflict free” have the meanings contained in the Conflict Minerals Rule.

Our Conflict Minerals Policy

We are committed to responsible sourcing of Conflict Minerals as well as full compliance with the requirements of the Conflict Minerals Rule. Furthermore, as a founding member of the Electronic Industry Citizenship Coalition (“EICC”), we embrace its due diligence and reporting processes that seek to ensure supply chain transparency.

In furtherance of the foregoing, we have adopted and communicated to our suppliers and the public a company policy (the “Conflict Minerals Policy”) for the supply chain of Conflict Minerals. Our Conflict Minerals Policy encourages responsible sourcing of Conflict Minerals from the DRC and its adjoining countries, and we strongly discourage our suppliers from embargoing DRC region-sourcing.

The Conflict Minerals Policy includes our expectations that our suppliers:

1.	Assist us in complying with the Conflict Minerals Rule, by declaring any components, parts and products that contain Conflict Minerals and further providing associated country of and other origin information;

2.	Implement controls on their supply chains consistent with our responsible sourcing commitment, so that they are able to provide us with the foregoing information and so that all of the Conflict Minerals in the components, parts and products that we purchase from them are conflict free;

3.	Source Conflict Minerals from ethically and socially responsible sources that do not directly or indirectly contribute to conflict, including sources that do not directly or indirectly benefit or finance armed groups in the DRC or its adjoining countries;

4.	Where possible, source Conflict Minerals from smelters and refiners that are validated as being conflict free; and

5.	Otherwise implement, and require their direct and indirect suppliers to implement, policies, protocols, standards, systems, frameworks and procedures that are consistent with the Conflict Minerals Rule and the Organisation for Economic Co-operation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas.

Our Conflict Minerals Policy indicates that suppliers who do not comply with the foregoing expectations will be reviewed and evaluated accordingly for future business and sourcing decisions. In addition, the Conflict Minerals Policy indicates that suppliers will continue to be required to comply with our complementary policies, including those relating to corruption, money-laundering and bribery.

Reasonable Country of Origin Inquiry Information

As required by the Conflict Minerals Rule, for 2014, we conducted a “reasonable country of origin inquiry.” Our outreach included 7,531 suppliers (the “Suppliers”) that we identified as having provided us with components, parts or products that contain Conflict Minerals or that we believe may have provided us with components, parts or products that contain Conflict Minerals.

Given the significant size of and amount of turnover in our supplier base, we employed a risk-based approach in our supplier outreach. In 2014, we solicited information from suppliers that represented approximately 99% of the total materials spend that we controlled for the year. This was an increase from approximately 95% for 2013.

For 2014, the Suppliers identified to us 221 smelters and refiners that may have processed the necessary Conflict Minerals contained in the in-scope products that we manufactured. Based on our reasonable country of origin inquiry, we determined that 51 of these smelters and refiners sourced from outside of the DRC and its adjoining countries or from recycled or scrap sources, as described under “Identified Smelters and Refiners.” Our determination was based on information provided by the CFSI to its members.

Pursuant to the Conflict Minerals Rule, we were required to conduct due diligence for 2014. These due diligence efforts are discussed below.

For our reasonable country of origin inquiry, to the extent applicable, we utilized the same processes and procedures that we established for our due diligence.

Due Diligence Program Design

Design Framework

We designed our due diligence measures relating to Conflict Minerals to conform with, in all material respects, the criteria set forth in the Organisation for Economic Co-operation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, including the Supplement on Tin, Tantalum and Tungsten and the Supplement on Gold (Second Edition 2013) (the “OECD Guidance”).

Selected Elements of Design Framework

The OECD Guidance contains a five-step framework for due diligence as a basis for responsible global supply chain management of minerals from conflict-affected and high-risk areas. Selected elements of our program design are discussed below. However, these are not all of the elements of our program that we have put in place to help ensure that the Conflict Minerals contained in the products that we manufactured are responsibly sourced. The headings below conform to the headings used in the OECD Guidance for each of the five steps.

1.	Establish strong company management systems

a.	We have a Conflict Minerals Policy. We distribute the policy internally to selected personnel as well as to suppliers that we determine to potentially be in-scope for purposes of our compliance with the Conflict Minerals Rule. In addition, the Conflict Minerals Policy is posted on our website.

b.	A cross-functional team of senior staff under the Chief Procurement Officer is charged with overseeing our compliance with the Conflict Minerals Rule and our responsible sourcing of Conflict Minerals. As of December 31, 2014, this team included 12 dedicated employees tasked with supplier outreach, follow-up and review of Conflict Minerals-related information submitted to us by suppliers, as well as other employees who spent part of their time on these compliance activities. The following functional areas are represented on our Conflict Minerals compliance working group: Financial Reporting, Internal Audit, Legal, Operations and Supply Chain Management. We also utilize specialist outside legal counsel to assist us with our compliance.

c.	On an ongoing basis, selected Jabil personnel receive training to facilitate our compliance with the Conflict Minerals Rule and our Conflict Minerals Policy.

d.	We utilize the Conflict Minerals Reporting Template (the “CMRT”) developed by the Conflict-Free Sourcing Initiative (the “CFSI”) to identify smelters and refiners in our supply chain. The CMRT requires suppliers to provide information concerning the usage and source of Conflict Minerals in their components, parts and products, as well as information concerning their related compliance efforts. We encourage our suppliers to participate in appropriate third-party training to enhance the accuracy and quality of the information that they provide to us.

e.	We have a records retention policy providing for the maintenance on a computerized database of business records relating to Conflict Minerals due diligence, including records of due diligence processes, findings and resulting decisions, for at least five years.

f.	We have standard vendor Terms and Conditions that, among other things, require our suppliers to (i) source Conflict Minerals from conflict free sources, (ii) adopt and use standards, policies, protocols, systems, frameworks and procedures that meet or exceed the requirements of the reasonable country of origin and due diligence inquiries contemplated by the Conflict Minerals Rule and the OECD Guidance, (iii) provide us with information, certifications and other documents concerning Conflict Minerals content and origin, (iv) adopt and communicate internally and externally a policy on Conflict Minerals usage that is consistent with the Conflict Minerals Policy and (v) include the substance of the requirements contained in the amended Terms and Conditions in all contracts, terms and conditions with their suppliers and require their suppliers to do the same with respect to their direct and indirect suppliers.

g.	We have web-based, telephonic and email mechanisms for employees, suppliers and other interested parties to report violations of our Conflict Minerals Policy.

2.	Identify and assess risk in the supply chain

a.	We request that suppliers complete a CMRT at the product level. In connection therewith, we expect our direct suppliers to survey their suppliers. We have follow-up procedures for suppliers that do not respond to the request within the specified time frame. These procedures contemplate follow up by email and/or phone.

b.	We review the responses received from suppliers for completeness, accuracy, consistency and other items that we have determined to be potential “red flags” that would trigger due diligence.

c.	We follow up with suppliers that submit an incomplete response or a response that we determine contains inaccuracies, inconsistencies or red flags, or that otherwise provide a CMRT determined not to be suitable by us, in each case requesting the supplier to submit a revised CMRT or provide us with additional information. We follow up with other suppliers where determined to be appropriate by us.

d.	Smelter and refiner information provided by suppliers is reviewed against the Standard Smelter Names tab of the CMRT, the list of known processing facilities published by the U.S. Department of Commerce (the “Commerce Department List”) and the list of compliant smelters and refiners and country of origin information published by the CFSI.

e.	If a smelter or refiner identified by a supplier is not listed as compliant or the equivalent by an independent third-party, we consult publicly available information or attempt to contact the smelter or refiner to attempt to determine whether that smelter or refiner obtained Conflict Minerals from sources that directly or indirectly financed or benefitted armed groups in the DRC or an adjoining country.

3.	Design and implement a strategy to respond to identified risks

a.	Our Conflict Minerals compliance team reports the findings of its supply chain risk assessment to our Chief Procurement Officer on a periodic basis.

b.	We have a risk management plan. Risk mitigation actions under our plan include follow-up with the supplier, supplier education and putting the supplier on a “no buy” list. Our risk management plan provides for increasing levels of escalation to specified internal personnel and to our customer if we are directed to source from the supplier by the customer. Our risk mitigation plan allows for a flexible response that is commensurate with the risks identified.

4.	Carry out independent third-party audit of supply chain due diligence at identified points in the supply chain

In connection with our due diligence, we utilize information made available by the CFSI concerning independent third-party audits of smelters and refiners. We further support the CFSI through our membership in the EICC. We believe that our support of the CFSI and utilization of CFSI data is the most effective method of satisfying this step of the OECD Guidance.

5.	Report on supply chain due diligence

We report on our supply chain due diligence through our Form SD filings, and the related Conflict Minerals Reports, as well as by posting that information on our website.

Due Diligence Measures Performed

We performed the following due diligence measures in respect of the 2014 compliance period. These are not all of the measures that we took in respect of 2014 in furtherance of our Conflict Minerals Policy and Conflict Minerals compliance program and pursuant to the Conflict Minerals Rule and the OECD Guidance. For a discussion of the design of our due diligence measures, please see “Due Diligence Program Design.”

1.	We requested that the Suppliers furnish us with a completed CMRT at a “product level” declaration. We sent CMRT requests to 7,531 Suppliers.

2.	The CMRTs received from the Suppliers were reviewed for completeness, accuracy, consistency and against the “red flags” that we developed internally.

3.	As part of our review, we reviewed the smelters and refiners identified to us by the Suppliers against the list of compliant smelters and refiners published by the CFSI. 103 of the identified smelters and refiners were listed as compliant by the CFSI as of May 1, 2015 and 27 were listed as active.

4.	We reviewed the remaining smelters and refiners against those contained on the Standard Smelter Names tab of the CMRT and the Commerce Department List. To the extent not on either of those lists, we (a) requested that the Supplier confirm that the listed entity is a smelter or refiner, (b) consulted publicly available information to attempt to determine whether the identified entity is a smelter or refiner or (c) attempted to contact the listed entity.

5.	To the extent that a smelter or refiner identified by a Supplier was not listed as compliant by an independent third-party, we (a) consulted publicly available information to attempt to determine whether the smelter or refiner obtained Conflict Minerals from sources that directly or indirectly financed or benefitted armed groups in the DRC or an adjoining country or (b) we attempted to contact the smelter or refiner to determine the source of its Conflict Minerals.

6.	Our Conflict Minerals compliance team reported the findings of its supply chain risk assessment for 2014 to our Chief Procurement Officer. These findings were reported on a periodic basis and upon completion of the assessment.

7.	In addition, to mitigate the risk that the necessary Conflict Minerals contained in the in-scope products that we manufacture directly or indirectly finance or benefit armed groups in the DRC or an adjoining country, we:

a.	Began the integration of Nypro, a business that we acquired on July 1, 2013, into our compliance program. Among other things, Nypro provides molding, tooling and manufacturing for the healthcare and packaging industries.

b.	Indicated to our suppliers that we expect them to only include in the products that we manufacture tantalum processed by smelters that are listed as compliant by the CFSI.

c.	Worked with selected customers to encourage suppliers to source from compliant smelters and refiners.

d.	Examined supplier policies and procedures pertaining to Conflict Minerals sourcing as part of selected supplier audits.

e.	Automated the process for sending and submitting CMRT requests to further increase response rates.

8.	We participated in independent third-party audits of smelters and refiners through our membership in the CFSI. In addition, we actively participated in selected EICC working groups, including its Extractives Working Group.

Product Information

For 2014, we were unable to determine the origin of at least a portion of the necessary Conflict Minerals contained in each of the in-scope products that we manufactured. For 2014, the categories of in-scope products that we manufactured were: (1) assemblies that we manufactured or contracted to manufacture, (2) stamped metal parts, (3) mechanical enclosures, (4) injection molding parts and (5) industrial tooling and equipment. For a further discussion of the products that we manufacture, see our Annual Report on Form 10-K for the fiscal year ended August 31, 2014. The information contained in our Form 10-K is not incorporated by reference into this Conflict Minerals Report and should not be considered part of this Conflict Minerals Report.

For 2014, none of the necessary Conflict Minerals contained in the in-scope products that we manufactured were determined by us to directly or indirectly finance or benefit armed groups in the DRC or an adjoining country. An “armed group” under the Conflict Minerals Rule is an armed group that is identified as a perpetrator of serious human rights abuses in annual Country Reports on Human Rights Practices under sections 116(d) and 502B(b) of the Foreign Assistance Act of 1961 relating to the DRC or an adjoining country. However, for 2014, we did not conclude that any of these products were “DRC conflict free.”

Identified Smelters and Refiners

In connection with our reasonable country of origin inquiry or due diligence, as applicable, the Suppliers identified to us smelters and refiners that may have processed the necessary Conflict Minerals contained in the in-scope products that we manufactured in 2014, as reflected in the table below. Please see the notes that accompany the table for additional information concerning the data contained in the table. Due to our position in the supply chain, we rely on our suppliers for accurate smelter and refiner information and our due diligence measures do not provide absolute certainty regarding the source of the necessary Conflict Minerals contained in the in-scope products that we manufacture.

Smelter and Refiner and Country of Origin Information(1)

	Compliant				Active	Other
	DRC Region Sourced	Non- DRC Region Sourced	Not Disclosed	Recycled or Scrap
Tantalum	8	23	0	19	0	2
Tin	2	20	0	6	11	34
Tungsten	1	8	0	5	11	9
Gold	0	11	40	10	5	46

(1)	We note the following in connection with the information contained in the foregoing table:

(a)	The smelters and refiners reflected in the table were identified by the Suppliers to us as potentially being part of our 2014 supply chain. However, not all of the included smelters and refiners are believed by us to have processed the necessary Conflict Minerals contained in the in-scope products that we manufactured, since many Suppliers reported to us at a “company level” the Conflict Minerals contained in all of their products, not just those in the products that they sold to us. Some Suppliers also may have reported to us smelters and refiners that were not in our supply chain due to over-inclusiveness in the information received from their suppliers or for other reasons. In addition, the smelters and refiners reflected above may not be all of the smelters and refiners in our supply chain, since many Suppliers were unable to identify all of the smelters and refiners used to process the necessary Conflict Minerals content contained in the in-scope products that we manufactured and not all of the Suppliers responded to our inquiries.

(b)	All compliance status information in the table is as of May 1, 2015.

(c)	“Compliant” means that a smelter or refiner was listed as compliant with the Conflict-Free Smelter Program’s (“CFSP”) assessment protocols, including through mutual recognition, or was indicated as “Re-audit in process.” Included smelters and refiners were not necessarily Compliant for all or part of 2014 and may not continue to be Compliant for any future period. We do not have information on the origin of the Conflict Minerals processed by any of the Compliant smelters and refiners prior to their respective compliance dates.

(d)	“Active” means that the smelter or refiner was listed as having submitted a signed Agreement for the Exchange of Confidential Information and Auditee Agreement contracts to the CFSP or, according to information published by the CFSI, the smelter has agreed to complete a CFSP validation within two years of membership issuance by the Tungsten Industry – Council Minerals Council.

(e)	A smelter or refiner is listed as “Other” if it was not Compliant or Active.

(f)	“DRC Region” means the DRC and its adjoining countries. Origin information was derived from information made available by the CFSI to its members. According to this information, some of the Compliant smelters and refiners may have sourced from both within the DRC Region and from outside the DRC Region. For these smelters and refiners, we were not able to determine the country of origin of the Conflict Minerals specific to our products. Therefore, not all of the country of origin information reflected in the table may apply to the necessary Conflict Minerals contained in the in-scope products that we manufactured. If a smelter or refiner sourced from multiple sources, it is included in the table under each applicable category.

(g)	A smelter or refiner is indicated as “Compliant/Not Disclosed” if the country of origin of the Conflict Minerals processed by the smelter or refiner was not disclosed by the certifying party.

(h)	The compliance status and origin reflected in the table is based solely on information made available by the CFSI to its members, without independent verification by us.

(i)	For 2014, we were not able to determine the country of origin of the Conflict Minerals processed by any of the smelters and refiners listed as “Active” or “Other.”

We endeavored to determine the mine or location of origin of the necessary Conflict Minerals contained in the in-scope products that we manufactured by requesting that the Suppliers provide us with a completed CMRT, through the supplier expectations contained in the Conflict Minerals Policy and through the flow-down provisions contained in the Conflict Minerals Policy and our supplier Terms and Conditions. Where a smelter or refiner was identified and was listed as compliant, we also reviewed information made available by the CFSI to its members. If the smelter or refiner was identified but was not listed as compliant, we reviewed publicly available information, to the extent available, or attempted to contact the smelter or refiner to try to determine the mine or location of origin.

Recycled or Scrap Conflict Minerals

In connection with our reasonable country of origin inquiry, the Suppliers identified to us 40 processors of Conflict Minerals that we determined processed Conflict Minerals in whole or in part from recycled or scrap sources for at least part of 2014. All 40 were listed as compliant by the CFSI. Our determination was based on information provided by the CFSI to its members.

The in-scope products that may have contained Conflict Minerals that we determined came from recycled or scrap sources also contained other Conflict Minerals, including Conflict Minerals for which we were not able to determine the origin.

Future Risk Mitigation Efforts

We intend to take the following additional steps to mitigate the risk that the necessary Conflict Minerals contained in the in-scope products that we manufacture benefit armed groups. These steps are in addition to the steps that we took in respect of 2014, which we intend to continue to take in respect of 2015 to the extent applicable.

1.	Use Revision 4.0 of the CMRT for our 2015 supplier outreach.

2.	Continue to encourage suppliers to source only from smelters and refiners that are compliant or active.

3.	Participate in CFSI initiatives to encourage smelters and refiners to become compliant.

4.	Continue to request that Suppliers that provided company level information for 2014 provide product level information for 2015, through ongoing outreach with these Suppliers.

5.	Engage with Suppliers that provided incomplete responses or that did not provide responses for 2014 to help ensure that they provide requested information for 2015.

6.	Monitor and encourage the continuing development and progress of traceability measures at Suppliers that indicated for 2014 that the source of Conflict Minerals was unknown or undeterminable.

7.	Communicate to new in-scope suppliers our sourcing expectations, including through the dissemination of the Conflict Minerals Policy to them and required adherence to contractual sourcing requirements. In addition, as new suppliers are added, work with these suppliers to ensure that they understand the requirements of the Conflict Minerals Rule and the OECD Guidance.